Exhibit 99.6

Corporate Communications
CNH Industrial N.V. files 2016 Annual Report on Form 20-F and releases 2016 EU Annual Report; calling of the Annual General Meeting
London, March 2, 2017

CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) announced today that it has filed its 2016 Annual Report on Form 20-F (prepared in accordance with U.S. GAAP) with the United States Securities and Exchange Commission and it has released the 2016 EU Annual Report (including the consolidated financial statements prepared in accordance with IFRS and the separate financial statements of CNH Industrial N.V.).

The Company also published today the Notice and the Agenda of the Annual General Meeting of Shareholders (“AGM”), which will take place on April 14, 2017, in Schiphol-Rijk (the Netherlands).

The Agenda of the AGM will include, among other items, the approval of the 2016 EU Annual Report, and the proposal to distribute a cash dividend of euro 0.11 per outstanding common share and the renewal of the Board of Directors. If shareholders approve the proposed cash dividend, CNH Industrial N.V. common shares will be quoted ex-dividend on April 24, 2017. The record date for the dividend shall be April 25, 2017 on MTA and April 26, 2017 on NYSE (due to the different settlement cycles of the two regulated markets) and the dividend will be paid on May 2, 2017.

The Annual Report on Form 20-F is available in the Investors section of the CNH Industrial corporate website at www.cnhindustrial.com, under “Investor Relations/Financial Information/Annual Reports”. It can be viewed online and is also available for download in PDF format. Shareholders may also request a hard copy of the Company’s complete 2016 audited financial statements free of charge from investor.relations@cnhind.com.

The 2016 EU Annual Report, the Agenda of the AGM, the Explanatory Notes to the Agenda, the instructions to participate and vote at the AGM, and other AGM documents are available on the Company’s website at www.cnhindustrial.com.

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contact:
Corporate Communications
CNH Industrial
E-mail: mediarelations@cnhind.com